UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                           KELLSTROM INDUSTRIES, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $5.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   465140-10-1
                                   -----------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                         660 Madison Avenue, 20th Floor
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 15, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    2    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person


    S.S. or I.R.S. Identification No. of Above Person
                                                  Bedford  Falls Investors, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       WC, 00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         353,840
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    353,840
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       353,840
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.3%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    3    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         4,375
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       353,840
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    4,375
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    353,840
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       358,215
           *Includes 353,840 as General Partner of Bedford Falls Investors, L.P.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.4%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    4    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Metropolitan Capital Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       358,215
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    358,215
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       358,215
            *As General Partner of Metropolitan Capital Advisors, L.P.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        9.4%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    5    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                          Metropolitan Capital Partners II, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         38,018
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    38,018
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       38,018
            *As Investment Advisor to Managed Accounts
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        1%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    6    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                               KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    New York
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       38,018
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    38,018
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       38,018
            *As General Partner of Metropolitan Capital Partners II, L.P.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        1%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    7    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                                 Jeffrey Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       435,858
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    435,858
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       435,858
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        11.40%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE    8    OF     21    PAGES
           --------------------------                 -------     --------

--------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                                  Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    U.S.A.
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power       435,858
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power    0
  Reporting          ___________________________________________________________
  Person With        10  Shared Dispositive Power    435,858
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       435,858
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        11.40%
--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






 CUSIP NO. 465140-10-1                             PAGE    9    OF    21   PAGES
                                                         -------    -------


THIS AMENDMENT NO. 2 AMENDS AND RESTATES IN ITS ENTIRETY THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON JULY 3, 1995, AS AMENDED JANUARY 10, 1996, JOINTLY ON BEHALF OF BEDFORD FALLS INVESTORS, L.P. AND CERTAIN OTHER REPORTING PERSONS.


ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock $5.00 par value

         Issuer:  Kellstrom Industries, Inc.
                  (f/k/a Israel Tech Acquisition Corp.)
                  14000 NW 4th Street
                  Sunrise, Florida  33325

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

           (i)    Bedford Falls Investors, L.P., a Delaware limited partnership;

           (ii)   Metropolitan  Capital  Advisors,   L.P.,  a  Delaware  limited
                  partnership, which is the sole General Partner of Bedford Falls Investors, L.P.;

           (iii) Metropolitan Capital Advisors, Inc., a New York corporation, which is the sole General Partner of Metropolitan Capital Advisors, L.P.

           (iv) Metropolitan Capital Partners II, L.P., a New York limited partnership;

           (v) KJ Advisors, Inc., a New York corporation, which is the sole General Partner of Metropolitan Capital Partners II, L.P.;

           (vi) Jeffrey Schwarz, an individual who is a Director, Chief Executive Officer, Treasurer, Secretary and stockholder of both Metropolitan Capital Advisors, Inc. and KJ Advisors, Inc.; and

           (vii)  Karen  Finerman,  an  individual  who is a  Director  and  the
                  President  of  Metropolitan  Capital  Advisors,   Inc.  and  a
                  Director, stockholder and President of KJ Advisors, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 660 Madison Avenue, 20th Floor, New York, New York 10021.

         Each of Bedford Falls Investors, L.P. and Metropolitan Capital Advisors, L.P. is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments and, in the case of Metropolitan Capital Advisors, L.P., to act as General Partner of Bedford Falls Investors, L.P.

         Metropolitan Capital Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P.




CUSIP NO. 465140-10-1                             PAGE    10    OF    21   PAGES
                                                       --------    -------


         Metropolitan Capital Partners II, L.P. is a privately owned partnership which provides administrative services to Bedford Falls Investors, L.P., and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. All of the securities of the Issuer reported herein as beneficially owned by Metropolitan Capital Partners II, L.P. are held in managed brokerage accounts over which KJ Advisors, Inc., as General Partner of Metropolitan Capital Partners II, L.P. has discretionary trading authority (the "Managed Accounts").

         KJ Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners II, L.P.

         Jeffrey Schwarz and Karen Finerman are each United States citizens residing in the State of New York, whose principal occupations are as directors and executive officers of Metropolitan Capital Advisors, Inc. and KJ Advisors, Inc.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The sources of the funds used by Bedford Falls Investors, L.P. to purchase the securities of the Issuer were working capital and margin borrowing through brokerage accounts maintained at Bear Stearns & Company. The approximate aggregate amount of funds used by Bedford Falls Investors, L.P. to purchase the securities reported as acquired herein was $1,840,145 (including broker commissions and clearing fees). The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. Working capital was provided by capital contributions of partners and internally generated funds. All such securities were acquired by open market purchase. Warrants to purchase Common Stock were purchased either directly from the Issuer or in open market transactions.

         The sources of funds used to purchase the securities of the Issuer on behalf of the Managed Accounts were equity capital in the Managed Accounts and margin borrowing through brokerage accounts maintained at Bear Stearns &
Company. The approximate aggregate amount of funds used to purchase the securities for the Managed Accounts was $186,093 (including broker commissions and clearing fees). The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in the Managed Account. All were acquired by open market purchase. Warrants to purchase Common Stock were purchased either directly from the Issuer in open market transactions.

ITEM 4.  PURPOSE OF THE TRANSACTION

         For each of the Reporting Persons the purpose of the acquisition of securities of the Issuer is investment. The Reporting Persons expect to continually review their investment in the Issuer and to explore alternatives and modifications to such investment. Such reviews and discussions may result in the Reporting Persons reducing, adding to or modifying their investment in, or dealings with, the Company. Certain of the Reporting Persons have engaged in discussions with the Issuer with regard to investment in the Issuer (which discussions led to the transaction described in Item 6 hereto), and may engage in discussions with the Issuer in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:





CUSIP NO. 465140-10-1                              PAGE    11    OF    21  PAGES
                                                        --------    ------

           (i) Bedford Falls Investors, L.P. is the beneficial owner of 353,840 shares of Common Stock, 50,625 of which may be acquired upon exercise of currently exercisable Warrants and 303,215 of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Bedford Falls Investors, L.P. represents 9.30% of the shares of Common Stock which would be outstanding following the exercise of the Warrants owned by it.

           (ii) Metropolitan Capital Advisors, L.P. is the beneficial owner of shares of Common Stock of the Issuer as General Partner of Bedford Falls Investors, L.P. In addition, Metropolitan Capital Advisors, L.P. has purchased 4,375 currently exercisable Warrants from the Issuer for its own account. By reason of its interest as General Partner of Bedford Falls Investors, L.P., Metropolitan Capital Advisors, L.P. may be deemed to be the beneficial owner of 358,215 shares (9.4%) of Common Stock of the Issuer beneficially owned by such partnership.

           (iii) Metropolitan Capital Advisors, Inc. is the owner of shares of Common Stock of the Issuer as General Partner of Metropolitan Capital Advisors, L.P.. By reason of its interest as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, Inc. may be deemed to have shared voting and dispositive power over the 358,215 shares (9.4%) of Common Stock of the Issuer owned directly by Metropolitan Capital Advisors, L.P. and indirectly by virtue of such partnership's position as General Partner of Bedford Falls Investors, L.P.

           (iv) Metropolitan Capital Partners II, L.P. has purchased no securities of the Issuer solely for its own account; however, Metropolitan Capital Partners II, L.P. does have voting and/or dispositive power with respect to all shares of Common stock of the Issuer in the Managed Accounts pursuant to the terms of certain investment advisory agreements between it and each of the Managed Accounts. Thus, by virtue of its discretionary trading authority over assets held in the Managed Accounts, Metropolitan Capital Partners II, L.P. may be deemed the beneficial owner of the 38,018 shares of Common Stock of the Issuer (1%) held by the Managed Accounts of which 4,375 shares may be acquired upon the exercise of currently exercisable Warrants.

           (v) KJ Advisors, Inc. is the owner of shares of Common Stock of the Issuer solely by reason of its position as General Partner of Metropolitan Capital Partners II, L.P. Accordingly, KJ Advisors, Inc. may be deemed the indirect beneficial owner of an aggregate 38,018 shares representing 1% of the Common Stock of the Issuer which would be outstanding following the exercise of the Warrants beneficially owned by Metropolitan Capital Partners II, L.P. by virtue of its relationship with the Managed Accounts.

           (vi) Jeffrey Schwarz may be deemed the beneficial owner of 396,233 shares of the Common Stock of the Issuer as a result of his being a director, executive officer and stockholder of each of Metropolitan Capital Advisors, Inc. and KJ Advisors, Inc. Mr. Schwarz may also be deemed the beneficial owner of an additional 39,625 shares of Common Stock by virtue of his position as a director, executive officer and stockholder of a corporation which, through an affiliate, may be deemed to have beneficial ownership over securities held by a foreign investment entity. Accordingly, Mr. Schwarz may be deemed to be the beneficial owner of a total of 435,858 shares (11.4%) of Common Stock of the Issuer, 70,000 of which may be acquired upon exercise of currently exercisable Warrants. Jeffrey Schwarz does not beneficially own any securities of the Issuer for his own account.






CUSIP NO. 465140-10-1                             PAGE    12    OF    21  PAGES
                                                       --------    ------

           (vii) Karen Finerman may be deemed the beneficial owner of 435,858 shares (11.4%) of the Common Stock of the Issuer as a result of her being a director, executive officer and/or stockholder of each of the entities described herein which directly or indirectly serve as general partners, or investment advisors to the owners of the Issuer's securities. Karen Finerman does not beneficially own any securities of the Issuer other than through such positions.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 3,753,396 outstanding shares of Common Stock of the Issuer as of January 15, 1997.

         (b) Bedford Falls Investors, L.P. ("Bedford") has the sole power to vote or to dispose of, or to direct the voting or to direct the disposition of, the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Bedford Falls Investors, L.P. by its General Partner, Metropolitan Capital Advisors, L.P, which acts through its corporate general partner, Metropolitan Capital Advisors, Inc. Jeffrey Schwarz and Karen Finerman are the sole directors, officers and, with respect to Mr.
Schwarz, controlling stockholder of Metropolitan Capital Advisors, Inc. Accordingly, Jeffrey Schwarz and Karen Finerman may be deemed to each have shared voting and dispositive power over all of the shares of the Common Stock of the Issuer beneficially owned by Bedford.

         Metropolitan Capital Partners II, L.P. ("Metropolitan Capital II") has the power to vote or to dispose of the Common Stock of the Issuer beneficially owned by the Managed Accounts. Such voting and dispositive power may be exercised on behalf of Metropolitan Capital II by its General Partner, KJ Advisors, Inc., which acts through its stockholders, directors and officers. Jeffrey Schwarz and Karen Finerman are the sole stockholders, directors and officers of KJ Advisors, Inc. Accordingly, Jeffrey Schwarz and Karen Finerman each may be deemed to have shared voting and dispositive power over the 38,108 shares of the Common Stock of the Issuer beneficially owned by the Managed Accounts.

         Jeffrey Schwarz and Karen Finerman each may be deemed to have shared voting and dispositive power over the 39,625 shares of the Common Stock of the Issuer beneficially owned by the foreign investment entity described in (a)(vi) above.

         As set forth in subsection (a) above, all other Reporting Persons have shared voting and dispositive control over the shares indicated as beneficially owned by them.

         (c) Transactions in the class of Securities reporting on herein effected in the past sixty days by Bedford Falls Investors, L.P. are as follows:

        Date        Transaction Type       No. of Shares             Price Per Share            Total
        ----        ----------------       -------------             ---------------            -----
        1/14/97         Distribution            75,000(1)                     N/A                    N/A
        1/15/97         Sale                   221,215(1)                  $ 5 5/8              $1,244,278.00
        1/15/97         Purchase                43,125(2)                     N/A                    N/A
        1/15/97         Purchase               296,215                     $10 5/8              $3,147,300.00

         (1)   Warrants
         (2)   Warrants received with purchase of Bridge Notes, described below.

         Transactions in the class of Securities reported on herein effected in the past sixty days by Metropolitan Capital Partners II, L.P., for and on behalf of the Managed Accounts, are as follows:




CUSIP NO. 465140-10-1                             PAGE    13    OF    21   PAGES
                                                       --------    -------

        Date        Transaction Type       No. of Shares             Price Per Share            Total
        ----        ----------------       -------------             ---------------            -----
       1/15/97          Sale                   30,643 (1)                  $ 5 5/8              $   172,346.00
       1/15/97          Sale                   12,096 (1)                  $ 5 11/16            $    68,779.00
       1/15/97          Purchase               30,643                      $10 5/8              $   325,597.00
       1/15/97          Purchase                4,375 (2)                     N/A               N/A


         (1)   Warrants
         (2)   Warrants received with purchase of Bridge Notes, described below.


         On January 14, 1997, Bedford Falls Investors, L.P. distributed 75,000 Warrants to certain limited partners of the partnership. On January 15, 1997, the foreign investment entity of which Mr. Schwarz and Mr. Finnerman may be deemed indirect controlling persons, sold 14,000 Warrants at a price of $5 5/8 per Warrant, acquired 14,000 Shares for 10 5/8 per share, and acquired 10,625 Warrants in connection with its purchase of the Bridge Notes described below. In addition, Metropolitan Capital Advisors, L.P. acquired 4,375 Warrants on January 15, 1997 in connection with the purchase of the Bridge Notes. On January 15, 1997, a private general partnership of which Jeffrey Schwarz is Managing Partner sold Warrants to acquire 25,000 shares at a price of 5 11/16 per share.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On January 15, 1997, Bedford Falls Investors, L.P., Metropolitan Capital Advisors, L.P., a Managed Account, and the foreign investment entity described above, entered into a Note Purchase Agreement with the Issuer pursuant to which the entities acquired $5,000,000 principal amount of short-term promissory notes and in connection therewith acquired an aggregate of 62,500 Warrants to acquire shares of common stock for $10 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing






CUSIP NO. 465140-10-1                             PAGE    14    OF    21   PAGES
                                                       --------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                     BEDFORD FALLS INVESTORS, L.P.
                                     By: Metropolitan Capital Advisors, L.P.
                                         Its Sole General Partner

                                         By: Metropolitan Capital Advisors, Inc.
                                              Its Sole General Partner


                                         By: /s/ Karen Finerman
                                             ---------------------------
                                              Karen Finerman, President


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                             PAGE    15    OF    21   PAGES
                                                       --------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                         METROPOLITAN CAPITAL ADVISORS, L.P.
                                         By: Metropolitan Capital Advisors, Inc.
                                             Its Sole General Partner

                                             By:  /s/ Karen Finerman
                                                -----------------------------
                                                  Karen Finerman, President


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                            PAGE    16    OF    21    PAGES
                                                      --------    --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            METROPOLITAN CAPITAL ADVISORS, INC.


                                               By: /s/ Karen Finerman
                                                  ---------------------------
                                                    Karen Finerman, President


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                             PAGE    17    OF    21   PAGES
                                                       --------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                                    /s/ Jeffrey Schwarz
                                                   -----------------------------
                                                    Jeffrey Schwarz


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                             PAGE    18    OF    21   PAGES
                                                       --------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                                   /s/  Karen Finerman
                                                   -----------------------------
                                                   Karen Finerman


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                             PAGE    19    OF    21   PAGES
                                                       --------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                          METROPOLITAN CAPITAL PARTNERS II, L.P.

                                          By: KJ Advisors, Inc.
                                              Its Sole General Partner


                                              By: /s/  Jeffrey Schwarz
                                                 ----------------------------
                                                  Jeffrey Schwarz
                                                  Chief Executive Officer


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                             PAGE    20    OF    21   PAGES
                                                       --------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                         KJ ADVISORS, INC.


                                         By: /s/  Jeffrey Schwarz
                                             ---------------------------------
                                              Jeffrey Schwarz, Chief Executive
                                                   Officer


Dated as of:  January 20, 1997






CUSIP NO. 465140-10-1                            PAGE    21    OF    21    PAGES
                                                      --------    --------


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                           KELLSTROM INDUSTRIES, INC.
                       F/K/A ISRAEL TECH ACQUISITION CORP.
                          COMMON STOCK, $5.00 PAR VALUE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 20th day of January, 1997.


BEDFORD FALLS INVESTORS, L.P.                        METROPOLITAN CAPITAL ADVISORS, L.P.
By:  Metropolitan Capital Advisors, L.P.             By:  Metropolitan Capital Advisors, Inc.
     Its Sole General Partner                             Its Sole General Partner

        By:  Metropolitan Capital Advisors, Inc.              By:  /s/ Karen Finerman
             Its Sole General Partner                             -------------------------
                                                                  Karen Finerman, President

              /s/  Karen Finerman                               /s/ Jeffrey Schwarz
        By:  ---------------------------                      -----------------------------
             Karen Finerman, President                        Jeffrey Schwarz, Individually


METROPOLITAN CAPITAL ADVISORS, INC.


By:  /s/ Karen Finerman                                        /s/  Karen Finerman
    ----------------------------                              -----------------------------
     Karen Finerman, President                                Karen Finerman, Individually


METROPOLITAN CAPITAL PARTNERS II, L.P.                        KJ ADVISORS, INC.
     By:  KJ Advisors, Inc., its Sole General Partner

                                                              By:  /s/  Jeffrey Schwarz
                                                                 ------------------------------------------
     By:  /s/  Jeffrey Schwarz                                   Jeffrey Schwarz, Chief Executive Officer
        ------------------------------------------
          Jeffrey Schwarz, Chief Executive Officer
